UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

PATRICIA ACQUISITION CORP.

(Exact name of Registrant as specified in its charter)

Delaware	000- 56237	85-3844872
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2255 Glades Road

Suite 324A

Boca Raton, Florida 33431
(Address of Principal Executive Offices, including Zip Code)

+1-561-989-2208
(Registrant’s telephone number, including area code)

Approximate Date of Mailing: May 31, 2023

Patricia Acquisition Corp.

2255 Glades Road, Suite 324A

Boca Raton, FL 33431
Tel: +1-561-989-2208

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
REPORT OF CHANGE IN MAJORITY OF DIRECTORS

May 31, 2023

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.0001 per share, of Patricia Acquisition Corp., a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF PATRICIA ACQUISITION CORP. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

If you have questions about or would like additional copies of this Information Statement, you should contact Ian Jacobs, Chief Executive Officer, President, Chief Financial Officer, Secretary and Director of Patricia Acquisition Corp., 2255 Glades Road, Suite 324A, Boca Raton, Florida; telephone: +1-561-989-2208.

By Order of the Board of Directors,

/s/ Ian Jacobs
President, Chief Executive Officer, Chief Financial Officer, Secretary and Director

Boca Raton, Florida

May 31, 2023

INTRODUCTION

This Information Statement is being mailed on or about May 31, 2023, to the holders of record as of May 31, 2023, of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Patricia Acquisition Corp. a Delaware corporation (the “Company,” “we,” “us,” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement relates to an anticipated change in the composition of our Board of Directors (the “Board”) that is expected to occur in connection with a proposed merger to be completed by and among the Company, a newly formed wholly-owned subsidiary of the Company (“Merger Sub”), and Serve Robotics Inc., a privately held Delaware corporation (“Serve”), pursuant to which Merger Sub would merge with and into Serve, with Serve continuing as the surviving entity (the “Merger”) and as our wholly-owned subsidiary. The Merger would occur pursuant to an Agreement and Plan of Merger and Reorganization expected to be entered into by and among the Company, Serve and Merger Sub (the “Merger Agreement”). In connection with the Merger, the Company intends to change its name to “Serve Robotics Inc.”

Pursuant to the terms of the proposed Merger Agreement, it is expected that all outstanding shares of capital stock of Serve, will be converted into shares of our Common Stock, such that the holders of Serve equity before the proposed Merger will own approximately 87.8% of the outstanding shares of our Common Stock after the Merger (before giving effect to a potential private placement offering of Common Stock by the Company that we expect will be consummated simultaneously with or immediately after the proposed Merger (the “Proposed Offering”)).

The proposed Merger Agreement contemplates a change in the composition of the entire Board at the closing of the Merger (the “Effective Time”), which will be no earlier than the tenth day following the date this Schedule 14F-1 is filed with the Securities and Exchange Commission (the “SEC”) and mailed to our stockholders. Pursuant to the terms of the proposed Merger Agreement, immediately following the Effective Time, the Board, which currently consists of Ian Jacobs and Mark Tompkins, will increase the size of the Board to five persons and appoint James Buckly Jordan, Ali Kashani, Touraj Parang, Ali Pourdad and Olivier Vincent as directors to serve on the Board, and Mr. Jacobs and Mr. Tompkins will resign from all officer and director positions with the Company, as applicable, immediately prior to such appointments taking effect.

The foregoing description of the proposed Merger Agreement does not purport to be complete and is qualified in its entirety by the terms of the actual Merger Agreement, which has yet to be completed and executed. We plan to file a copy of the executed version of the Merger Agreement as an exhibit to a Current Report on Form 8-K that will be filed with the SEC following execution of such agreement.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require that we mail to our stockholders of record the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors will not occur until at least ten (10) days following the mailing of this Information Statement.

Please read this Information Statement carefully. It describes the terms of the proposed Merger Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the proposed Merger. All Company filings and exhibits thereto are available to the public at the SEC’s website at http://www.sec.gov.

VOTING SECURITIES

As of the date of this Information Statement, our Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders. Each share of Common Stock entitles the holder thereof to one vote. As of May 31, 2023, there were 5,000,000 shares of our Common Stock issued and outstanding. No vote or other action of our stockholders is required in connection with this Information Statement.

CHANGE OF CONTROL

Pursuant to the terms of the proposed Merger Agreement by and among the Company, Merger Sub and Serve, at the Effective Time of the Merger, Serve will become our wholly-owned subsidiary.

The transactions contemplated by the proposed Merger Agreement are intended to be a reorganization pursuant to the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

We anticipate that the shares of our Common Stock to be issued in connection with the proposed Merger will be issued in reliance upon exemptions from registration pursuant to Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D under the Securities Act.

As described above, the proposed Merger Agreement contemplates a change in the composition of the entire Board at the Effective Time. Pursuant to the terms of the proposed Merger Agreement, immediately following the Effective Time, the Board, which currently consists of Ian Jacobs and Mark Tompkins, will increase the size of the Board to five and appoint James Buckly Jordan, Ali Kashani, Touraj Parang, Ali Pourdad and Olivier Vincent to serve on the Board, and Mr. Jacobs and Mr. Tompkins will resign from all officer and director positions with the Company, as applicable, immediately prior to such appointments taking effect. Because of the issuance of securities contemplated by the proposed Merger Agreement as well as the election of the directors proposed to take office as of the Effective Time, the consummation of the proposed Merger would result in a change-of-control of the Company.

Our completion of the transactions contemplated under the proposed Merger Agreement is subject to the execution and delivery of the proposed Merger Agreement by the parties thereto and to the satisfaction of the conditions to closing to be set forth in the proposed Merger Agreement, including, among other things, preparation, filing and distribution to our stockholders of this Information Statement. There can be no assurance that the proposed Merger Agreement will be executed and delivered or that the Merger will be completed.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current directors and executive officer and our proposed directors and executive officers after completing the transactions contemplated by the proposed Merger Agreement. If any proposed director listed in the tables below should become unavailable for any reason, which we do not currently anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Serve prior to the Effective Time.

Current Directors and Executive Officer

The following table sets forth certain information regarding our current directors and executive officer as of the date of this Information Statement:

Name	Age	Position
Ian Jacobs	46	Chief Executive Officer, President, Chief Financial Officer, Secretary and Director

Mark Tompkins	60	Director

Ian Jacobs has served as the Company’s President, Secretary, Chief Executive Officer, Chief Financial Officer and Director since inception. Mr. Jacobs has also served as President, Secretary, Chief Executive Officer, Chief Financial Officer, and as a Director of Venetian-1 Acquisition Corp since September 24, 2021, of Aspen-1 Acquisition Corp since December 10, 2021, and of Surfside Acquisition Inc since December 10, 2021 . Mr. Jacobs previously served as the President, Secretary, Chief Executive Officer, Chief Financial Officer and Director of Max-1 Acquisition Corporation, now known as Exicure, Inc. [Nasdaq: XCUR], from February 2017 until September 2017, of Lola One Acquisition Corporation, now known as Amesite Inc. [Nasdaq: AMST], from April 2017 until April 2018, of Peninsula Acquisition Corporation, now known as Transphorm, Inc. [Nasdaq: TGAN], from June 2017 to February 2020, of Olivia Ventures, Inc., now known as Compass Therapeutics, Inc. [Nasdaq: CMPX], from March 2018 to June 2020, of Malo Holdings Corporation, now known as Augmedix, Inc. [Nasdaq: AUGX], from December 2018 to October 2020, of Odyssey Semiconductor Technologies, Inc. [OTCQB: ODII], from April 2019 to June 2019, of Parasol Investments Corporation, now known as SmartKem, Inc. [OTCQB: SMTK], from May 2020 to February 2021, of Parc Investments Inc., now known as Aeluma, Inc. [OTCQB: ALMU], from October 2020 to June 2021, and of Laffin Acquisition, now known as Guerrilla RF, Inc. [OTCQX: GUER], from November 2020 until October 2021, and of Perfect Moment Ltd. from January 2021 to March 2021. Mr. Jacobs has also been an associate of Montrose Capital Partners Limited, or Montrose Capital, since 2008. Montrose Capital is a privately held company, which focuses on identifying public markets venture capital investment opportunities in high growth early stage companies. Montrose Capital is a sector agnostic privately held firm which has identified and invested, through its principal owners, in a wide spectrum of global industries, including in biotechnology, specialty pharmaceuticals, medical devices, robotics, and technology. Mr. Jacobs received a B.S. in Finance from the University of South Florida. Mr. Jacobs’ past experience identifying investment opportunities and investing in early stage companies will be beneficial to the Company as its seeks to identify a business combination target which led to the conclusion that he should serve as a director of the Company.

Mark Tompkins has served as a Director of the Company since inception. Mr. Tompkins has also served as a Director of Venetian-1 Acquisition Corp since December 12, 2021, of Aspen-1 Acquisition Corp since December 10, 2021, and of Surfside Acquisition Inc since December 10, 2021 . Mr. Tompkins previously served as a Director of Max-1 Acquisition Corporation, now known as Exicure, Inc. [Nasdaq: XCUR], from February 2017 until September 2017, of Lola One Acquisition Corporation, now known as Amesite Inc. [Nasdaq: AMST], from April 2017 until April 2018, of Peninsula Acquisition Corporation, now known as Transphorm, Inc. [Nasdaq: TGAN], from June 2017 to February 2020, of Olivia Ventures, Inc., now known as Compass Therapeutics, Inc. [Nasdaq: CMPX], from March 2018 to June 2020, of Malo Holdings Corporation, now known as Augmedix, Inc. [Nasdaq: AUGX], from December 2018 to October 2020, of Odyssey Semiconductor Technologies, Inc. [OTCQB: ODII], from April 2019 to June 2019, of Parasol Investments Corporation, now known as SmartKem, Inc. [OTCQB: SMTK], from May 2020 to February 2021, of Parc Investments Inc., now known as Aeluma, Inc. [OTCQB: ALMU], from October 2020 to June 2021, and of Laffin Acquisition, now known as Guerrilla RF, Inc. [OTCQX: GUER], from November 2020 until October 2021, and of Perfect Moment Ltd. from January 2021 to March 2021. Mr. Tompkins is a founder of Montrose Capital and has served as its President since its inception in 2001. Montrose Capital is a privately held company, which focuses on identifying public markets venture capital investment opportunities in high growth early stage companies. Montrose Capital is a sector agnostic privately held firm which has identified and invested, through its principal owners, in a wide spectrum of global industries, including in biotechnology, specialty pharmaceuticals, medical devices, robotics, and technology. Mr. Tompkins’ past experience identifying investment opportunities and investing in early stage companies will be beneficial to the Company as its seeks to identify a business combination target which led to the conclusion that he should serve as a director of the Company.

Directors and Named Executive Officers Following the Merger

Upon the consummation of the Merger, the following individuals are expected to be appointed to the Board and executive management of the Company:

Name	Age	Position(s)
Executive Officers
Ali Kashani	38	Chief Executive Officer and Director
Touraj Parang	50	President, Chief Operating Officer and Director
Euan Abraham	46	Senior Vice President, Engineering & Manufacturing

Non-Employee Directors
James Buckly Jordan	43	Director
Ali Pourdad	41	Director
Olivier Vincent	59	Director

Executive Officers

Ali Kashani co-founded Serve Robotics Inc. (“Serve”) in January 2021 and has served as its Chief Executive Officer and a member of the Board since then. Prior to co-founding Serve, he served as Vice President of Postmates Inc., an on-demand food delivery platform, from July 2017 to January 2021. Dr. Kashani received both his Bachelor of Science in Computer Engineering and his Doctorate in Robotics at the University of British Columbia. Dr. Kashani has served on the Board since the Company’s formation and we believe he is qualified to remain on the Board due to the institutional knowledge he brings as Co-Founder and Chief Executive Officer of the Company and his business and robotics experience.

Touraj Parang has served as Serve’s Chief Operating Officer and as a member of the Board since October 2021, and was appointed President of Serve in July 2022. Prior to joining Serve, Mr. Parang worked at GoDaddy Inc. (NYSE: GDDY) from May 2014 to March 2021, where he began as Senior Director of Corporate Development and most recently served as Vice President of Corporate Development. Mr. Parang received his Bachelor of Arts in Philosophy and Economics from Stanford University and his Juris Doctorate from Yale Law School. We believe that Mr. Parang is qualified to serve on the Serve’s Board due to his extensive experience with early stage startups and prior leadership role at a publicly-traded Company.

Euan Abraham has served as Serve’s Senior Vice President, Engineering & Manufacturing since January 2022. Prior to joining Serve, Mr. Abraham served as Senior Vice President, Hardware Engineering at Latch, Inc. (NASDAQ: LTCH) from October 2018 to September 2021. Prior to that, he served as Vice President, Hardware Engineering at GoPro, Inc. (NASDAQ: GPRO) from October 2015 to October 2018. Mr. Abraham received his Bachelor of Engineering at the University of Sheffield.

Non-Employee Directors

James Buckly Jordan has served as a member of Serve’s Board since October 2021. Mr. Jordan founded Vebu Labs, a food robotics and automation solutions company, in October 2018 and has served as its Chief Executive Officer since then. He is also the co-founder of Miso Robotics, a food robotics company, which he co-founded in 2016 and for which he currently serves as the acting President and Chairman of the Board of Directors. Mr. Jordan also founded Canyon Creek Capital, a venture capital fund, in July 2010 and has served as its Managing Partner since then. He received his Bachelor of Arts in Political Science from Indiana University and his Master of Business Administration from the University of California, Los Angeles Anderson School of Management. We believe Mr. Jordan is qualified to serve on our Board due to his early-stage investment experience in technology companies.

Ali Pourdad has served as a member of our Board since the Closing of the Merger. Since March 2021, Mr. Pourdad has served as Chief Executive Officer of Quantfury Trading Limited, a global financial technology broker-dealer headquartered in the Bahamas (“Quantfury”). Prior to being named Chief Executive Officer, Mr. Pourdad was an advisor to Quantfury from September 2019 to March 2021. From January 2013 to September 2019, Mr. Pourdad served as Chief Executive Officer of Progressa, a consumer financial technology company. Mr. Pourdad is a Canadian Chartered Professional Accountant and holds a Bachelors degree in Finance from Simon Fraser University. We believe that Mr. Pourdad is qualified to serve on our Board due to his prior board experience and significant public company audit experience, including for NYSE and TSX listed companies.

Olivier Vincent has served as a member of our Board since the Closing of the Merger. Mr. Vincent co-founded and has served as Chief Executive Officer of Autozen Technology Ltd., a marketplace start-up in the automobile world since March 2020. Prior to joining Autozen, Mr. Vincent served as Chief Executive Officer of Spliqs, an AI technology company from January 2019 until March 2020. From December 2016 until January 2019, Mr. Vincent served as President of WeatherBug, a weather application. Mr. Vincent has served on the board of directors of Wishpond Technologies Ltd., a Canadian public company traded on the TSX (OTCMKTS: WPNDF), since December 2020. Mr. Vincent holds a Masters of Engineering in Computer Science from Ecole Nationale Superieure de Techniques Avancées (ENSTA) Paris and a Masters of Business, Entrepreneurship from Hautes Etudes Commerciales (HEC) Paris. We believe that Mr. Vincent is qualified to serve on our Board due to his experience growing and managing technology companies.

Family Relationships and Other Arrangements

There are no family relationships among our proposed directors and executive officers. All of our directors will be appointed to the Board pursuant to the Merger Agreement.

CORPORATE GOVERNANCE

Board Composition

The Board, which currently consists of Ian Jacobs and Mark Tompkins, will increase from two (2) authorized directors to five authorized directors immediately following the Effective Time. Our bylaws provide that the number of directors may be increased or decreased from time to time by action of the stockholders or of the directors. Directors are elected to the Board at each annual meeting of our stockholders and serve until their successors are elected or appointed, unless their office is vacated earlier. The term of office for each of the directors will expire at the time of our next annual meeting of stockholders.

In connection with the Merger, we expect that we will amend and restate our Certificate of Incorporation to, among other things, provide that the Board will be divided into three staggered classes of directors as follows:

●	the Class I director will be Ali Pourdad, and his term will expire at the first annual meeting of stockholders to be held after the completion of the Merger;

●	the Class II directors will be James Buckly Jordan and Olivier Vincent, and their terms will expire at the second annual meeting of stockholders to be held after the completion of the Merger; and

●	the Class III directors will be Ali Kashani and Touraj Parang, and their terms will expire at the third annual meeting of stockholders to be held after the completion of the Merger.

We expect that our amended and restated Certificate of Incorporation and amended and restated Bylaws to be in effect upon the completion of the Merger will authorize only the Board to fill vacancies on the Board, and any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The classification of our Board may have the effect of delaying or preventing changes in control of the Company.

Transactions with Related Persons

Patricia Acquisition Corp.

On November 13, 2020, the Company issued (i) an aggregate of 4,750,000 shares of Common Stock to Mark Tompkins, a director of the Company, for an aggregate purchase price equal to $475 representing amounts advanced by Mr. Tompkins to the Company in connection with the formation and organization of the Company and (ii) an aggregate of 250,000 shares of Common Stock to Ian Jacobs, an officer and director of the Company, for an aggregate cash purchase price equal to $25, pursuant to the terms and conditions set forth in a common stock purchase agreement with each person. The Company issued these shares of Common Stock under the exemption from registration provided by Section 4(a)(2) of the Securities Act.

On November 13, 2020, in connection with advances made to cover costs incurred by the Company, the Company issued a promissory note to Mark Tompkins, a stockholder and director of the Company, pursuant to which the Company agreed to repay Mr. Tompkins the sum of any and all amounts that Mr. Tompkins may advance to the Company on or before the date that the Company consummates a business combination with a private company or reverse takeover transaction or other transaction after which the Company would cease to be a shell company (as defined in Rule 12b-2 under the Exchange Act). The Company has used the proceeds from the note to cover its expenses. Although Mr. Tompkins has no obligation to advance funds to the Company under the terms of the note, it is anticipated that he may advance funds to the Company as fees and expenses are incurred in the future. As a result, the Company issued the note in anticipation of such advances. No interest shall accrue on the outstanding principal amount of the note unless an Event of Default (as defined in the note) occurs. In the event that an Event of Default has occurred, the entire note shall automatically become due and payable (the “Default Date”), and starting from five (5) days after the Default Date, the interest rate on the note shall accrue at the rate of eighteen percent (18%) per annum. As of March 31, 2023, the total amount due under the note was $131,500.

The Company currently uses the office space and equipment of its management at no cost.

Serve Robotics Inc.

As described above, our proposed new members of the Board are Ali Kashani, Touraj Parang and James Buckly Jordan each of whom is a current director of Serve, and non-employee directors Ali Pourdad and Olivier Vincent, who are not current directors of Serve. In addition, Ali Kashani, our proposed Chief Executive Officer following the Merger, is Chief Executive Officer of Serve; Touraj Parang, our proposed President and Chief Operating Officer following the Merger, is the President and Chief Operating Officer of Serve; and Euan Abraham, our proposed Senior Vice President, Engineering & Manufacturing following the Merger, is Senior Vice President, Engineering & Manufacturing of Serve.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

We do not have any special committee, policy or procedure related to the review, approval or ratification of transactions with related persons that are required to be disclosed pursuant to Item 404(a) of Regulation S-K, other than as required by the General Corporation Law of the State of Delaware.

Director Independence

The Company is not a listed issuer whose securities are listed on a national securities exchange or an inter-dealer quotation system that has requirements that a majority of the board of directors be independent. We evaluate independence by the standards for director independence set forth in the Nasdaq Marketplace Rules. Under these rules, a director is not considered to be independent if he or she also is an executive officer or employee of the Company. Accordingly, one of our current directors, Ian Jacobs, is not an independent director as he also serves as an executive officer of the Company. In addition, all of the directors, except Ali Kashani and Touraj Parang, to be elected following the proposed Merger would be considered to be independent directors under the standards for director independence set forth in the Nasdaq Marketplace Rules.

Board Meetings; Annual Meeting Attendance

The Company was formed on November 9, 2020, and selected December 31st as its fiscal year end. The Board did not meet and the Company did not hold an annual meeting during its fiscal year ended December 31, 2022. The Board has conducted all of its business and approved all corporate action during the fiscal year ended December 31, 2021, through unanimous written consents of its directors, in the absence of formal board meetings.

Holders of our securities can send communications to the Board via mail or telephone to the Secretary at the Company’s principal executive offices. The Company has not yet established a policy with respect to our directors’ attendance at annual meetings. A stockholder who wishes to communicate with the Board may do so by directing a written request addressed to our President and director at the address appearing on the first page of this Information Statement.

Committees of the Board of Directors

As our Common Stock is not presently listed for trading or quotation on a national securities exchange or Nasdaq, we are not presently required to have board committees.

The Board performs the functions of the audit committee. The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Due to our small size and limited operations to date, we do not presently have a nominating committee or other committee performing similar functions. As we have only two stockholders, we have not adopted any procedures by which security holders may recommend nominees to the Board. We do not have a diversity policy.

Because the Board has not compensated our officers and directors since inception and has no intention of doing so prior to the Merger, we do not have a compensation committee or committee performing similar functions.

Board Leadership Structure and Role in Risk Oversight

Ian Jacobs currently serves as our President, Secretary, Chief Executive Officer, Chief Financial Officer and as a director, and Mark Tompkins currently serves as a director. We do not have a Chairman of the Board or a lead independent director. At present, we have determined that this leadership structure is appropriate for the Company due to our small size and limited operations and resources as a shell company.

The Board recognizes that the leadership structure and combination or separation of the President and Chairman roles is driven by the needs of the Company at any point in time. We have no policy requiring combination or separation of these leadership roles and our governing documents do not mandate a particular structure. This has allowed the Board the flexibility to establish the most appropriate structure for the Company at any given time.

After the closing of the proposed Merger and at least ten (10) days following the mailing of this Information Statement, the Board will be reconstituted to comprise five directors, James Buckly Jordan, Ali Kashani, Touraj Parang, Ali Pourdad and Olivier Vincent.

Legal Proceedings

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of our Common Stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Stockholder Communication with the Board of Directors

Stockholders may send communications to the Board by writing to Patricia Acquisition Corp. 2255 Glades Road, Suite 324A, Boca Raton, Florida, Attention: Board of Directors. Following the proposed Merger, stockholders may send communications to the Board by writing to Serve Robotics Inc., 730 Broadway, Redwood City, CA 94022, Attention: Board of Directors.

Executive Compensation

Since our inception, we have not paid any cash or other compensation to our executive officers or directors. We have not established nor maintained any stock option or other equity incentive plans since our inception. In addition, we have not established nor maintained any plans that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement, including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax qualified deferred contribution plans and nonqualified deferred contribution plans. Similarly, we have no contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to the named executive officer or any other persons following, or in connection with, the resignation, retirement or other termination of a named executive officer, or a change in control of us or a change in a named executive officer’s responsibilities following a change in control.

Compensation of Directors

No director of the Company has received any compensation of any nature on account of services rendered in such capacity. We have not established a policy to provide compensation to our directors for their respective services in such capacity.

Employment Agreements

We have no employment agreements with our executive officers.

Equity Compensation Plan

In connection with the proposed Merger, we expect that all of Serve’s outstanding warrants, options and restricted stock units will be exchanged for new warrants, options and restricted stock units, as applicable, exercisable for shares of our Common Stock. In connection with the Merger we expect to adopt a new equity incentive plan proposed by Serve that would be effective upon completion of the proposed Merger.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Prior to the Proposed Merger

The following table sets forth the number of shares of our Common Stock beneficially owned as of May 31, 2023 by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of Common Stock, (ii) each director and named executive officer of the Company and (iii) all directors and executive officers as a group.

As of May 31, 2023, 5,000,000 shares of our Common Stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with the rules of the SEC. The address of each stockholder is listed in the table.

Name and Address	Title	Shares of Common Stock Beneficially Owned Pre-Merger	Percentage of Common Stock Beneficially Owned Pre-Merger
Directors and Named Executive Officers:
Ian Jacobs 2255 Glades Road, Suite 324A Boca Raton, FL 33431	President, Secretary, Chief Executive Officer, Chief Financial Officer and Director	250,000	5.0%
Mark Tompkins App 1, Via Guidino 23 6900 Lugano-Paradiso Switzerland	Director	4,750,000	95.0%
All directors and executive officers as a group (2 persons)		5,000,000	100.0%

Other More than 5% Stockholders:
N/A		—	—

Following the Proposed Merger

The following table sets forth anticipated information regarding the number of shares of our Common Stock expected to be beneficially owned as of May 31, 2023, assuming the consummation of the proposed Merger on such date, by (i) each person expected by the Company to be the beneficial owner of more than 5% of the outstanding shares of our Common Stock, (ii) each person expected to be a director or named executive officer of the Company and (iii) all expected directors and executive officers as a group. In determining the percentage of shares of Common Stock beneficially owned, the following table assumes 17,797,806 shares of Common Stock issued and outstanding following the proposed Merger, which includes the anticipated forfeiture and cancellation of an aggregate of 3,425,000 shares of our Common Stock held by Mr. Tompkins and Mr. Jacobs, but does not include shares of Common Stock to be issued upon the consummation of the Proposed Offering.

One or more persons in the table below may purchase shares of Common Stock in the Proposed Offering or decline to do so, resulting in changes to the percentage of Common Stock that they beneficially own immediately following the Proposed Offering. In addition, other third parties not listed in the table below may acquire shares of Common Stock that may result in beneficial ownership of more than 5% of the outstanding shares of Common Stock prior to or after the Proposed Offering.

Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table would have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated in the table’s footnotes, the address of each director and named executive officer stockholder listed in the table is c/o Serve Robotics Inc., 730 Broadway, Redwood City, CA 94022.

Name	Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
Expected 5% stockholders
Postmates, LLC(1)	3,139,803	17.6%
NVIDIA Corp(2)	3,062,550	17.2%
Wavemaker Pacific 4, L.P.(3)	1,164,503	6.5%
NEO 2.0 Entities(4)	1,497,423	8.4%
Mark Tompkins	1,417,500	8.0%

Expected directors and named executive officers
Ali Kashani(5)	2,186,879	12.3%
Shares subject to voting proxy(6)	6,742,322	37.9%
Touraj Parang(7)	779,099	4.4%
James Buckly Jordan(8)	786,082	4.4%
Olivier Vincent	3,572	*
Ali Pourdad(9)	30,363	*
Euan Abraham(10)	107,632	*
Expected directors and executive officers as a group (Six persons)	7,563,901	42.5%

Unless otherwise noted, all shares are owned directly of record by the named persons, their spouses and minor children, or by other entities controlled by the named persons.

(1)	Postmates, LLC is the wholly-owned subsidiary of Uber Corporation. The address of Uber Corporation is 1515 3rd Street, San Francisco, California 94158.

(2)	The address of NVIDIA Corp is 2788 San Tomas Expressway, Santa Clara, California 95051.

(3)	The address of Wavemaker Pacific 4, L.P. is 1 Nanson road #03-00, Singapore 238909.

(4)	Consists of (i) 1,478,680 shares of Common Stock held by NEO 2.0, L.P. and (ii) 18,743 shares of Common Stock held by NEO 2.0a, L.P. The general partner of each of NEO 2.0., L.P. and NEO 2.0a, L.P. is NEO GP 2.0, LLC. Ali Partovi is the Managing Director of NEO GP 2.0, LLC and has dispositive power over the shares of Common Stock controlled thereby. The address of NEO GP 2.0, LLC is 2121 S. El Camino Real, Ste 200, San Mateo, California 94403.

(5)

Consists of (i) 2,085,501 shares of Common Stock held directly by Ali Kashani, (ii) 15,597 shares of Common Stock held by Nikki Stoddart, the spouse of Dr. Kashani, (iii) 77,983 shares of Common Stock held by Salma Kashani, and (iv) 7,798 shares of Common Stock held by Ali Sadeghi Hariri.Dr. Kashani shares control of the shares of Common Stock held by Ms. Stoddart.

(6)

Consists of shares of Common Stock held by holders of pre-Merger Common Stock over which Dr. Kashani holds an irrevocable proxy, pursuant to the agreements between the Company and such stockholders. The Company does not believe that the parties to these voting agreements constitute a “group” under Section 13 of the Securities Exchange Act of 1934, as amended, as Dr. Kashani exercises voting control over these shares. Dr. Kashani does not have dispositive control over these shares of Common Stock.

(7)	Consists of (i) 771,300 shares of Common stock held by Touraj Parang, (ii) 1,950 shares of Common Stock held by Armin Parang, Mr. Parang’s brother, (iii) 1,950 shares of Common Stock held by Payman Parang, Mr. Parang’s brother, (iv) 1,950 shares of Common Stock held by Shaghayegh Ahkami, Mr. Parang’s sister-in-law, and (v) 1,950 shares of Common Stock held by Shahyar Ahkami, Mr. Parang’s brother-in-law. Mr. Parang disclaims beneficial ownership of the shares of Common Stock held by Armin Parang, Payman Parang, Shaghayegh Ahkami and Shahyar Ahkami.

(8)

Consists of (i) 62,513 shares of Common Stock held directly by James Buckly Jordan, (ii) 639,624 shares of Common Stock held by Wavemaker Global Select II, LLC, (iii) 8,930 shares held by Future VC, LLC, and (iv) 75,015 shares of Common Stock held by Match Robotics VC, LLC. James Buckly Jordan is the Managing Partner of Wavemaker Global Select II, LLC and has dispositive power over the shares of Common Stock held thereby. Future VC, LLC and Match Robotics VC, LLC are controlled by James Buckly Jordan. The address of Wavemaker Global Select II, LLC is 1 Nanson road #03-00, Singapore 238909. The address for Future VC, LLC is 1438 9th St., Santa Monica, California 90401. The address for Match Robotics VC, LLC is 1134 11th Street, Suite 101, Santa Monica, California 90403.

(9)	Shares of Common Stock are held by Pourdad Capital Corp. over which Ali Pourdad has control.

(10)	Consists of (i) 95,448 options to purchase shares of Common Stock and (ii) 12,185 options to purchase shares of Common Stock which will become exercisable within 60 days of the date hereof.

Changes in Control

Except as contemplated by the proposed Merger Agreement, we do not currently have any arrangements which if consummated may result in a change of control of our Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Patricia Acquisition Corp.

Dated: May 31, 2023	By:	/s/ Ian Jacobs
	Name:	Ian Jacobs
	Title:	Chief Executive Officer, President, Chief Financial Officer, Secretary and Director